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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                              (Amendment No. 5)

                          HUMAN GENOME SCIENCES, INC.
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                               (Name of Issuer)

                         COMMON STOCK, $.01 PAR VALUE
      -------------------------------------------------------------------
                        (Title of Class of Securities)

                                  444903108
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                                (CUSIP Number)

        Howard E. Steinberg, Senior Vice President and General Counsel
                    Reliance Financial Services Corporation
          Park Avenue Plaza, New York, New York 10055 (212) 909-1100
      -------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                August 30, 1996
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            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-I(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 444903108              SCHEDULE 13D

1.   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person
        Reliance Financial Services Corporation
        IRS Employer's Identification No.: 51-0113548

2.   Check the Appropriate Box if a Member of a Group         (a) / /
                                                              (b) / /
3.   SEC Use Only

4.   Source of Funds
        WC

5.   Check Box if Disclosure of Legal Proceedings Is Required
     Pursuant to Items 2(d) or 2(e)                               /X/

6.   Citizenship or Place of Organization
        Delaware

                         7.   Sole Voting Power
                                 2,381,624

Number of Shares
                         8.   Shared Voting Power
 Beneficially

 Owned by Each
                         9.   Sole Dispositive Power
Reporting Person                 2,381,624

     With
                         10.  Shared Dispositive Power

11.  Aggregate Amount Beneficially Owned by Each Reporting Person
        2,381,624

12.  Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares                                      / /

13.  Percent of Class Represented by Amount in Row (11)
        12.8

14.  Type of Reporting Person
        HC

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ITEM 1.           Security and Issuer.

This statement relates to the Common Stock, $.0l par value per share (the "Security"), of Human Genome Sciences, Inc. (the "Issuer"), whose principal offices are located at 4910 Key West Avenue, Rockville, Maryland 20850-3331. In accordance with Section 101 of Regulation S-T, this statement restates the
Schedule 13D and all amendments thereto filed by Reliance Financial Services Corporation, ("Reliance Financial"), in respect of the Security prior to the date hereof.


ITEM 2.           Identity and Background.

This statement is filed by Reliance Financial, a Delaware corporation. Reliance Financial owns all of the capital stock of Reliance Insurance Company ("RIC"), a Pennsylvania corporation. RIC and its property and casualty insurance subsidiaries and its title insurance subsidiaries underwrite a broad range of standard commercial and specialty commercial lines of property and casualty insurance, as well as title insurance. All of the capital stock of Reliance Financial is owned by Reliance Group Holdings, Inc., a Delaware corporation ("RGH").

Approximately 45% of the common voting stock of RGH is owned by Saul P. Steinberg, members of his family and affiliated trusts. As a result of his stock holdings in RGH, Saul P. Steinberg may be deemed to control RGH.

The principal executive offices of each of Reliance Financial and RGH are located at Park Avenue Plaza, 55 East 52nd Street New York, New York 10055.

The names, address and principal occupations of the directors and executive officers of Reliance Financial, all of whom are United States citizens, are as follows:

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                                        Position with Reliance
                                        Financial and Principal
Name and Business Address               Occupation
- -------------------------               -----------------------

Saul P. Steinberg                       Chairman of the Board, Chief
Reliance Group Holdings, Inc.           Executive Officer and Director,
Park Avenue Plaza                       Reliance Financial and RGH
New York, New York 10055

Robert M. Steinberg                     President, Chief Operating
Reliance Group Holdings, Inc.           Officer and Director, Reliance
Park Avenue Plaza                       Financial and RGH; Chairman of
New York, New York 10055                the Board and Chief Executive
                                        Officer, RIC

George E. Bello                         Executive Vice President,
Reliance Group Holdings, Inc.           Controller and Director,
Park Avenue Plaza                       Reliance Financial and RGH
New York, New York 10055

Lowell C. Freiberg                      Senior Vice President, Chief
Reliance Group Holdings, Inc.           Financial Officer and Director,
Park Avenue Plaza                       Reliance Financial and RGH
New York, New York 10055

Henry A. Lambert                        Senior Vice President--Real
Reliance Group Holdings, Inc.           Estate Investments and
Park Avenue Plaza                       Operations, Reliance Financial
New York, New York 10055                and RGH; President and Chief
                                        Executive Officer, Reliance
                                        Development Group, Inc.

Dennis J. O'Leary                       Senior Vice President--Taxes,
Reliance Group Holdings, Inc.           Reliance Financial and RGH
Park Avenue Plaza
New York, New York 10055

Philip S. Sherman                       Senior Vice President--Group
Reliance Group Holdings, Inc.           Controller, Reliance Financial
Park Avenue Plaza                       and RGH
New York, New York 10055

Bruce L. Sokoloff                       Senior Vice President--
Reliance Group Holdings, Inc.           Administration, Reliance
Park Avenue Plaza                       Financial and RGH
New York, New York 10055

Howard E. Steinberg, Esq.               Senior Vice President, General
Reliance Group Holdings, Inc.           Counsel and Corporate
Park Avenue Plaza                       Secretary, Reliance Financial
New York 10055                          and RGH



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                                        Position with Reliance
                                        Financial and Principal
Name and Business Address               Occupation
- -------------------------               -----------------------

James E. Yacobucci                      Senior Vice President--
Reliance Insurance Company              Investments and Director,
Park Avenue Plaza                       Reliance Financial, RGH and RIC
New York, New York 10055

George R. Baker                         Director, Reliance Financial
WMS Industries                          and RGH; Corporate
3401 North California Avenue            Director/Advisor various
Chicago, Illinois 60618                 business enterprises

Dennis A. Busti                         Director, Reliance Financial
Reliance National                       and RGH; President and Chief
Risk Specialists, Inc.                  Executive Officer, Reliance
77 Water Street                         National Risk Specialists, Inc.
New York, New York 10005

Dr. Thomas P. Gerrity                   Director, Reliance Financial
The Wharton School                      and RGH; Dean, the Wharton
University of Pennsylvania              School of the University of
Steinberg Hall- Dietrich Hall           Pennsylvania
3620 Locust Walk
Philadelphia, PA 19104

Jewell J. McCabe                        Director, Reliance Financial
Jewell Jackson McCabe                   and RGH; President, Jewell
Associates                              Jackson McCabe Associates,
50 Rockefeller Plaza                    consultants specializing in
Suite 46                                strategic planning and
New York, New York 10020                communications

Irving Schneider                        Director, Reliance Financial
Helmsley-Spear, Inc.                    and RGH; Executive Vice
60 East 42nd Street                     President, Helmsley-Spear, Inc.,
New York, New York 10165                a real estate management
                                        corporation

Bernard L. Schwartz                     Director, Reliance Financial
Loral Space & Communications            and RGH; Chairman of the Board,
   Ltd.                                 Chief Executive Officer, Loral
600 Third Avenue                        Space & Communications Ltd.,
New York, New York 10016                a defense electronics and
                                        communications corporation;
                                        Chairman of the Board,
                                        Chief Executive Officer,

                                        Globalstar Telecommunications,
                                        Ltd.


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                                        Position with Reliance
                                        Financial and Principal
Name and Business Address               Occupation
- -------------------------               -----------------------

Richard E. Snyder                       Director, Reliance Financial
c/o Golden Books Family                 and RGH; Chairman & C.E.O. of
  Entertainment, Inc.                   Golden Books Family
850 Third Avenue                        Entertainment, Inc.
New York, New York 10022

Thomas J. Stanton, Jr.                  Director, Reliance Financial
240 South Mountain Avenue               and RGH; Chairman Emeritus of
Montclair, New Jersey 07042             National Westminster Bank NJ


Neither Reliance Financial nor, to the best of its knowledge, any other person named in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor, except as set forth below, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

On February 17, 1994, in settlement of an administrative proceeding concerning the accounting treatment for certain transactions in 1986 in the fixed income portfolio of RIC, without admitting or denying the allegations against it, RGH agreed to entry of an order by the Securities and Exchange Commission that RGH cease and desist from committing or causing any violation, and from committing or causing any future violation of, Section 13(a) of the Securities Exchange Act of 1934, as amended, and Rules 13a-1 and 13a-3 thereunder.


ITEM 3.           Source and Amount of Funds or Other Consideration.

The Securities listed in Item 5 herein were purchased using the general working capital of RIC. The aggregate cost, including commissions, of such securities was $2,383,750.


ITEM 4.           Purpose of Transaction.

The acquisition of Securities by the corporations described in Item 5 have been and will be made for investment as part of the general investment portfolios of those corporations. Subject to availability and price and subject to applicable laws and regulations, each corporation may increase its holdings of Securities or dispose of all or a portion of such Securities on terms and at prices determined by it.


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ITEM 5.           Interest in Securities of the Issuer.

Below is a list of purchases of Securities (all of which are beneficially owned by Reliance Financial) during the past sixty days. During such period, there were no sales of Securities beneficially owned by Reliance Financial. The Securities beneficially owned total 2,381,624 shares and, to the best knowledge of Reliance Financial based on the Issuer's quarterly report on Form 10-Q for the period ended June 30, 1996, comprise approximately 12.8% of the Securities outstanding. Of the 2,38l,624 shares beneficially owned by Reliance Financial, 2,321,624 shares are owned directly by RIC and 60,000 shares are owned directly by Reliance National Insurance Company U.K. Ltd. ("UK Ltd."). Each of RIC and UK Ltd. has sole voting and dispositive power over all of the shares of the Security directly owned by it.

Per                                        Number of       Price
Date                Company                  Shares        Share
- ----      --------------------------       ---------       -----
8/21/96   Reliance Insurance Company         25,000        34.00
8/21/96   Reliance Insurance Company         20,000        34.125
8/23/96   Reliance Insurance Company          5,000        34.00
8/30/96   Reliance Insurance Company         10,000        34.125
8/30/96   Reliance Insurance Company         10,000        34.00

Each of the purchases of the Security described in the above table were made in ordinary brokerage transactions.

To the best knowledge of Reliance Financial, none of the persons named in Item 2 hereof beneficially owns or has the right to acquire more than an aggregate of 2,000 shares of the Security. Except as set forth above, neither Reliance Financial, nor to Reliance Financial's knowledge, any of the persons named in
Item 2 hereof has effected any transaction in the Security during the 60 days preceding the date of this filing.


ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None.


ITEM 7.           Material to Be Filed as Exhibits.
None.





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                                   SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  September 4, 1996


                                      RELIANCE FINANCIAL SERVICES
                                               CORPORATION


                                      By:        /s/ James E. Yacobucci
                                          -----------------------------------
                                          Name:  James E. Yacobucci
                                          Title: Senior Vice President-
                                                       Investments